Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

December 22, 2011

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	Cole Credit Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 000-51962

Dear Mr. Woody:

On behalf of Cole Credit Property Trust, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 16, 2011.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Company’s Annual Report on Form 10-K, filed March 31, 2011 (the “Form 10-K”).

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27
1.
We note your use [of] hyper-amortization provisions to extend the term of certain notes payable.  Further, we note that under these provisions there are certain restrictions on the use of rents collected on properties used as collateral for the notes.  Please expand your disclosure to describe the total amount of rents collected during the period that are subject to these restrictions and explain the impact that these provisions are expected to have on liquidity and the ability to pay distributions.

Response:  The Company undertakes to provide expanded disclosure in its Form 10-K for the fiscal year ending December 31, 2011 to describe the total amount of rents collected during the period that are subject to restrictions on the use of rents collected on properties used as collateral for notes containing hyper-amortization provisions.  An example of the expanded disclosure is attached hereto as Exhibit A.  The Company notes that the attached disclosure will be updated to reflect any activity that occurs subsequent to the date of this response, but prior to the filing of the Company’s Form 10-K.

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody, Accounting Branch Chief
Securities and Exchange Commission
December 22, 2011
Page 2

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Best regards,

    MORRIS, MANNING & MARTIN, LLP

    /s/  Lauren B. Prevost

    Lauren B. Prevost
cc: D. Kirk McAllaster, Jr.

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody, Accounting Branch Chief
Securities and Exchange Commission
December 22, 2011

EXHIBIT A

See attached.

Liquidity and Capital Resources

Short-term Liquidity and Capital Resources

    We expect to meet our short-term liquidity requirements through net cash provided by operations. During the year ended December 31, 2011, we elected to extend the maturity date of one mortgage note totaling $7.8 million from June 2011 to June 2031, as further described in Note 5 to our consolidated financial statements. In accordance with the hyper-amortization provisions, the loan requires us to apply 100% of the rents received from the property securing the debt to pay interest due on the mortgage note, reserves, if any, and principal reductions until such balance is paid in full through the extended maturity date.  The total amount of rents collected during the year ended December 31, 2011 that were subject to hyper-amortization provisions were $583,000, of which $559,000 was applied to principal and interest payments on the note.  As our cash flow from operations fully funded our distributions for the year ended December 31, 2011, this did not impact our ability to pay distributions for the year.  As of December 31, 2011, we had cash and cash equivalents of $[5.0] million.  We expect to use a portion of our available cash to partially pay down this note and are currently evaluating the possible refinancing of the remaining amount outstanding on the note after partial repayment, both of which should result in a reduction of interest expense incurred by us.  Additionally, we may use the proceeds from the potential sale of certain properties to repay the expected remaining amount outstanding on the note.  If we are unable to refinance or fully repay this note, the hyper-amortization provisions will stay in effect, which will continue to adversely affect our results of operations and cash flows from operations and may impact our ability to pay distributions in the future.

Cole Credit Property Trust, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona  85016

December 22, 2011

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC  20549

Re:	Cole Credit Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 000-51962

Ladies and Gentlemen:

Cole Credit Property Trust, Inc. (the “Company”) acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2010; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (602) 778-8700.

        Sincerely,

        Cole Credit Property Trust, Inc.

        /s/  D. Kirk McAllaster, Jr.

        D. Kirk McAllaster, Jr.
        Executive Vice President, Chief Financial Officer and Treasurer

cc:           Lauren B. Prevost, Esq.